SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29521; File No. 812-13780]

American United Life Insurance Company, <u>et al</u>.; Notice of Application

November 30, 2010

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of Application for an order pursuant to Section 26(c) of the Investment Company

Act of 1940, as amended ("1940 Act"), the substitution of securities.

<u>Applicants</u>: American United Life Insurance Company ("AUL"), AUL American Unit Trust

("AUL Account"). AUL and the AUL Account are together referred to herein as the

"Applicants."

<u>Summary of Application</u>: The AUL account is used to fund variable annuity contracts issued by

AUL ("Contracts"). Applicants request an order to permit the substitution of units issued by the

Vanguard Variable Insurance Fund Small Company Growth Portfolio (the "Substituted

Portfolio" or "VVIF"), for units issued by the Vanguard Explorer Fund (the "Removed

Portfolio" or "VEF"), a fund currently available as an investment option under certain Contracts.

<u>Filing Date</u>: The application was filed on June 8, 2010 and amended and restated applications

were filed on September 2, and October 15, 2010.

<u>Hearing or Notification of Hearing</u>: An order granting the Application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving Applicants with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on December 27, 2010 and

should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-0609. Applicants: c/o Richard M. Ellery, Esq., American United Life Insurance

Company, One American Square, Indianapolis, Indiana 46282. Copies to: Frederick H. Sherley,

Esq., Dechert LLP, 100 North Tryon Street, Suite 4000, Charlotte, NC 28202.

For Further Information Contact: Patrick Scott, Senior Counsel, Office of Insurance Products,

Division of Investment Management, SEC, at (202) 551-6763, or Zandra Bailes, Branch Chief, at

(202) 551-6975.

Supplementary Information: The following is a summary of the application; the complete

application may be obtained via the Commission's Web site by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or

obtained for a fee from the Public Reference Branch of the Commission, 100 F Street, NE,

Washington, DC 20549, or by calling: (202) 551-8090.

Applicants' Representations:

1.   AUL is an Indiana stock insurance company. AUL is the depositor and sponsor of the

AUL Account, a separate investment account established under Indiana law.

2.   The AUL Account is used to fund variable annuity contracts issued by AUL (each, a

"Contract").[1] The income, gains or losses of the AUL Account are credited to or charged against

the assets of the AUL Account without regard to other income, gains or losses of AUL. AUL owns the assets in the AUL Account and is required to maintain sufficient assets in the AUL

Account to meet all AUL Account obligations under the Contracts.   AUL may transfer to its

general account assets that exceed anticipated obligations of the AUL Account. All obligations

arising under the Contracts are general corporate obligations of AUL. AUL serves as sponsor

and depositor of the AUL Account.

3.   The AUL Account is currently divided into 419 sub-accounts referred to as Investment

Accounts. Each Investment Account invests exclusively in shares of one of the mutual fund

portfolios offered by the fund companies with whom AUL has executed agreements so that the

portfolios of those fund companies are eligible to be selected by a Contract Owner as an

investment option under a Contract issued by AUL. Contributions may be allocated to one or

more Investment Accounts available under a Contract. Not all of the Investment Accounts may

be available under a particular Contract and some of the Investment Accounts are not available

for certain types of Contracts. Each Contract permits allocations of value to available fixed and

variable subaccounts; each variable subaccount invests in a specific investment portfolio of an

underlying mutual fund. The group variable annuity Contracts may allow ongoing contributions

that can vary in amount and frequency. All of the Contracts provide for the accumulation of

values on a variable basis, a fixed basis or both. The Contracts also provide several options for

fixed annuity payments to begin on a future date.

4.   The AUL Account does not impose any limitations on the number of transfers between

Investment Accounts available under a Contract or between Investment Accounts and the Fixed

Interest Account (an investment option under the Contracts to which contributions may be

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[1] The registration statement relating to these contracts is incorporated by reference into the application, to the extent

allocated for accumulation at rates guaranteed by AUL) or impose charges on transfers. Under

certain circumstances, amounts transferred from the Fixed Interest Account to an Investment

Account during any given year may not exceed 20% of the Fixed Interest Account's value as of

the beginning of that year. AUL reserves the right, however, at a future date, to impose a

different minimum or maximum transfer amount, to assess transfer charges, to change the limit

on remaining balances, to limit the number and frequency of transfers, and to suspend the

transfer privilege or the telephone authorization, interactive voice response, or Internet based

transfers.

5.   Each Contract reserves the right, upon notice to Contract Owners and in compliance with

applicable law, to add, combine or remove subaccounts, or to withdraw assets from one

subaccount and put them into another subaccount. Each Contract's prospectus provides that

Applicants may add, remove or combine subaccounts or withdraw assets relating to a Contract

from one subaccount and put them into another.

6.   Applicants propose to substitute units of the VEF with units of the VVIF (the proposed

"Substitution"). Applicants state that no material differences exist between VEF and VVIF from

the perspective of the Contract Owners. As represented in the application, and as the table below

indicates, the investment objectives and primary risks of the two portfolios are the same, and the

investment strategies are substantially similar. Further, the expense ratio of the VVIF is lower

than the expense ratio of VEF and the one, five and ten year performance of the VVIF for the

period ended December 31, 2009 is better than that of the VEF over the same period. While

necessary to support and supplement the descriptions and representations set forth in the application.

VEF has seven investment advisers and VVIF has two, VVIF's advisers are both advisers of VEF.

7.   Applicants submit that the foregoing demonstrates that no material difference exists between the Removed Portfolio and the Substituted Portfolio; both invest in small company stocks using a growth strategy and share the same primary risks. Accordingly, Applicants believe that the Contract Owners have a reasonable continuity in their investment expectation.

8.   As of July 31, 2010, VEF had assets of approximately $6,231,000,000. As of July 31, 2010, VVIF had assets of approximately $601,000,000. Applicants believe that both VEF and VVIF hold sufficient assets such that the Substitution should be immaterial to portfolio management.

Removed Portfolio[2]	Substituted Portfolio[3]
Vanguard Explorer Fund (cusip-921926101)	Vanguard Variable Insurance Fund Small Company Growth Portfolio (cusip-921925889)
Objective: Long-term capital appreciation.	**Objective**: Long-term capital appreciation.
Principal Investment Strategies: The Fund invests mainly in the stocks of small companies. These companies tend to be unseasoned but are considered by the Fund's advisors to have superior growth potential. Also, these companies often provide little or no dividend income. The Fund uses multiple investment advisors.	**Principal Investment Strategies**: The portfolio invests at least 80% of its assets primarily in common stocks of smaller companies. These companies tend to be unseasoned but are considered by the Portfolio's advisors to have superior growth potential. Also, these companies often provide little or no dividend income. The Portfolio's 80% policy may be changed only upon 60 days' notice to shareholders. The Portfolio uses multiple investment advisors.
Primary Risks: An investment in the Fund could lose money over short or even long periods. You should expect the Fund's share price and total return to fluctuate within a wide range, like the fluctuations of the overall stock market. The Fund's performance could be hurt by: • *Stock market risk*, which is the chance that stock prices overall will decline. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices. • *Investment style risk*, which is the chance that returns from small-capitalization growth stocks will trail returns from the overall stock market. Historically, small-cap stocks have been more volatile in price than the large-cap stocks that dominate the overall market, and they often perform quite differently. • *Manager risk*, which is the chance that poor security selection or focus on securities in a particular sector, category, or group of companies will cause the Fund to underperform relevant benchmarks or other funds with a similar investment objective.	**Primary Risks**: An investment in the Portfolio could lose money over short or even long periods. You should expect the Portfolio's share price and total return to fluctuate within a wide range, like the fluctuations of the overall stock market. The Portfolio's performance could be hurt by: • *Stock market risk,* which is the chance that stock prices overall will decline. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices. • *Investment style risk*, which is the chance that returns from small-capitalization growth stocks will trail returns from the overall stock market. Historically, small-cap stocks have been more volatile in price than the large-cap stocks that dominate the overall market, and they often perform quite differently. • *Manager risk,* which is the chance that poor security selection or focus on securities in a particular sector, category, or group of companies will cause the Portfolio to underperform relevant benchmarks or other funds with a similar investment objective.

[2] The application represents that the information in this table was transcribed as it appears in the registration statement dated February 24, 2010, File Nos. 811-01530, 002-27203. That registration statement was incorporated by reference into the application to the extent necessary to support and supplement the descriptions and representations set forth in the application.

[3] The application represents that the information in this table was transcribed as it appears in the registration statement dated April 30, 2010, File Nos. 811-05962, 033-32216. That registration statement was incorporated by reference into the application to the extent necessary to support and supplement the descriptions and representations set forth in the application.

Total Annual Fund Operating Expenses: 0.54%			Total Annual Fund Operating Expenses: 0.40%		
Average Annual Total Returns for Periods Ended December 31, 2009			**Average Annual Total Returns for Periods Ended December 31, 2009**		
1 Year	5 Years	10 Years	1 Year	5 Years	10 Years
36.21%	0.44%	3.35%	39.38%	0.50%	4.47%

9.   Among the reasons for the proposed Substitution, Applicants state that the proposed

Substitution will strengthen the fund offerings within the Contracts' fund lineup. Applicants

expect the proposed Substitution to provide benefits to the Contract Owners including a better

performing, lower cost portfolio. The application states that Vanguard has been consulted about

the proposed Substitution and has no objection to it.

10.   Moreover, Applicants state that after the proposed Substitution, Contract Owners will

continue to be able to select among portfolios with a full range of investment objectives,

investments strategies and risks.

11.   In sum, the Applicants also have concluded that the Substituted Portfolio is better suited

than the Removed Portfolio to serve as the underlying portfolio for the AUL Account as an

operational and procedural matter; the Substituted Portfolio is designed to serve as an investment

vehicle for insurance company separate accounts.

12.   In comparing expense ratios, the application states that as set forth in the Prospectuses of

the Substituted Portfolio and Removed Portfolio, the Substituted Portfolio has a lower total

expense ratio (0.40%) than the Removed Portfolio (0.54%). Neither the Substituted Portfolio nor

the Removed Portfolio pays fees pursuant to Rule 12b-1 of the Act.

13.   The chart below, as included in the application, provides a comparison of expenses:

	Management Expenses	**12b-1 Distribution Fee**	**Other Expenses**	**Total Annual Operating Expenses**
Removed Portfolio, Investor Shares	0.50%	None	0.04%	0.54%
Substituted Portfolio	0.35%	None	0.05%	0.40%

14.   In addition to expenses, Applicants state in the application that relative performance is a reason for the substitution. According to Vanguard, the Substituted Portfolio has outperformed the Removed Portfolio over the last one, five and ten year periods for the period ended December 31, 2009. In these time periods, respectively, the Substituted Portfolio has returned 39.38%, 0.50% and 4.47%, while the Removed Portfolio has returned 36.21%, 0.44% and 3.35%, each before taxes.

15.   The proposed Substitution will take place at each Portfolio's relative net asset values determined on the date of the Substitution in accordance with Section 22 of the 1940 Act and Rule 22c-1 thereunder with no change in the amount of any Contract Owner's cash value of his or her investment in any of the subaccounts. Accordingly, there will be no financial impact on any Contract Owner. The Substitution will be effected by having the subaccount that invests in the Removed Portfolio redeem its shares at the net asset value calculated on the date of the Substitution and purchase shares of the Substituted Portfolio at the net asset value calculated on the same date.

16.   The application notes that the Substitution will be described in detail in a written notice mailed to Contract Owners. The notice will inform Contract Owners of Applicants' intent to implement the Substitution and describe the Substitution, the reasons for engaging in the proposed Substitution and how the Substitution will be implemented. The notice will be mailed to all Contract Owners at least 30 days prior to the Substitution and will inform affected Contract Owners that they may transfer assets from the subaccount investing in the Removed Portfolio at any time after receipt of the notice, and from the subaccount investing in the Substituted Portfolio for 30 days after the Substitution, to any subaccounts investing in other portfolios available under their respective Contracts without the imposition of any transfer charge or limitation and without diminishing the number of free transfers that may be made in a given contract year. A supplement will be filed with the Commission for the current prospectus containing the information to be included in the notice.

17.   Applicants state further that each Contract Owner will be provided a prospectus for the Substituted Portfolio. Within five business days after the Substitution, Applicants will send each affected Contract Owner written confirmation that the Substitution has occurred.

18.   The application also indicates that:

(a)   Applicants will pay all expenses and transaction costs of the Substitution, including all legal, accounting and allocated brokerage expenses relating to the Substitution;

(b)   that no costs will be borne by the Contract Owners;

(c)   that affected Contract Owners will not incur any fees or charges as a result of the

Substitution, nor will their rights or the obligations of Applicants under the Contracts be

altered in any way.

19.   Applicants state that the proposed Substitution will not cause the fees and charges under

the Contracts currently being paid by Contract Owners to be greater after the Substitution than

before the Substitution. The Substitution will have no adverse tax consequences to Contract

Owners and will in no way alter the tax benefits to Contract Owners.

Applicants' Legal Analysis:

1.   Section 26(c) of the 1940 Act provides that it shall be unlawful for any depositor or

trustee of a registered unit investment trust holding the security of a single issuer to substitute

another security for such security unless the Commission shall have approved such substitution;

and the Commission shall issue an order approving such substitution if the evidence establishes

that it is consistent with the protection of investors and the purposes fairly intended by the

policies and provisions of the 1940 Act. Section 26(c) protects the expectation of investors that

the unit investment trust will accumulate shares of a particular issuer and is intended to insure

that unnecessary or burdensome sales loads, additional reinvestment costs or other charges will

not be incurred due to unapproved substitutions of securities.

2.   The proposed Substitution of shares held by the AUL Account, as described above, may

be deemed to involve a substitution of securities within the meaning of Section 26(c) of the 1940

Act. The Applicants therefore request an order from the Commission pursuant to Section 26(c)

approving the proposed Substitution.

3.   The investment objective and primary risks of the Substituted Portfolio are the same as that of the Removed Portfolio and the investment strategies of the two are nearly identical; thus, Contract Owners will have reasonable continuity in investment expectations. Accordingly, the Substituted Portfolio is an appropriate investment vehicle for those Contract Owners who have Contract values allocated to the Removed Portfolio. Further, the Substituted Portfolio has lower expenses and better historical performance than that of the Removed Portfolio.

4.   In connection with assets held under the Contracts affected by the Substitution, Applicants will not receive for three (3) years from the date of substitution any direct or indirect benefits from the Substituted Portfolio, its advisors or underwriters (or their affiliates) at a rate higher than that which they had received from the Removed Portfolio, its advisors or underwriters (or their affiliates) including but without limitation, 12b-1, shareholder service, administration or other service fees, revenue sharing or other arrangements.

5.   Applicants represent and warrant that the Substitution and the selection of the Substituted Portfolio were not motivated by any financial consideration paid or to be paid to AUL or its affiliates by the Substituted Portfolio, its advisors or underwriters or their respective affiliates.

6.   The Substitution will not result in the type of costly forced redemption that Section 26(c) was intended to guard against because the Contract Owner will continue to have the same type of investment choice, with better potential returns and lower expenses and will not otherwise have any incentive to redeem their shares or terminate their Contracts.

7.   The purposes, terms and conditions of the proposed Substitution are consistent with the protection of investors, and the principles and purposes of Section 26(c), and do not entail any of the abuses that Section 26(c) is designed to prevent.

(a)   The Substituted Portfolio has better historical performance than the Removed Portfolio.

(b)   The current total annual operating expenses and management fee of the Substituted Portfolio are lower than those of the Removed Portfolio.

(c)   The Substituted Portfolio is an appropriate portfolio to move Contract Owners' values currently allocated to the Removed Portfolio because the portfolios have the same objectives and risks and very similar strategies.

(d)   All costs of the Substitution, including any allocated brokerage costs, will be borne by Applicants and will not be borne by Contract Owners. No charges will be assessed to effect the Substitution.

(e)   The Substitution will be at the net asset value of the respective portfolio shares without the imposition of any transfer or similar charge and with no change in the amount of any Contract Owners' Contract values.

(f)   The Substitution will not cause the fees and charges under the Contracts currently being paid by the Contract Owners to be greater after the Substitution than before the Substitution and will result in Contract Owners Contract values being moved to a portfolio with lower current total annual operating expenses.

(g)   Notice of the proposed Substitution will be mailed to all Contract Owners at least 30 days prior to the Substitution, All Contract Owners will have an opportunity at any time after receipt of the notice of the Substitution and for 30 days after the Substitution to transfer Contract account value affected by the Substitution to other available subaccounts without the imposition of any transfer charge or limitation and without being counted as one of the Contract Owner's free transfers in a contract year.

(h)   Within five business days after the Substitution, Applicants will send to their affected Contract Owners a written confirmation that the Substitution has occurred.

(i)   The Substitution will, in no way, alter the terms of the Contracts or the obligations of Applicants under them.

(j)   The Substitution will have no adverse tax consequences to Contract Owners and will, in no way, alter the tax benefits to Contract Owners.

<u>Conclusion</u>:

Applicants assert that, for the reasons summarized above, the Commission should grant the requested order approving the Proposed Substitution.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary